UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 30, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists of the transcripts of the of UBS Group AG 1Q26 Earnings call remarks and
Analyst Q&A, which appear immediately following this page.

First quarter 2026 results
29 April 2026
Speeches by
Sergio P.
Ermotti
, Group Chief
Executive Officer,
and
Todd
Tuckner
,
Group Chief Financial
Officer
Including analyst Q&A session
Transcript.
Numbers for slides refer
to the first
quarter 2026 results
presentation. Materials and a
webcast
replay are available at www.ubs.com/investors

Sergio P.
Ermotti
Slide 3 – Key messages
Thank you, Sarah, and good morning, everyone.
In an
increasingly complex
environment, we
delivered excellent
first-quarter results,
with a
17% return
on CET1
capital and a 70% cost-income ratio keeping us on track to achieve our 2026 financial objectives.
Our performance
this quarter reflects
our leadership positions
in the world’s
largest and
fastest-growing markets
with broad-based strength across all of our core businesses and regions.
The quarter began
against a backdrop
of steady
global growth
and easing
inflation. However,
conditions quickly
shifted, with markets becoming more
volatile amid rising uncertainty driven
by concerns over AI-driven disruption
and
the
conflict
in
the
Middle
East.
As
the
environment
became
more
fragile,
our
engagement
with
clients
intensified as they turned to UBS to protect their assets and identify opportunities.
Asia-Pacific was
a
stand-out performer
as
our unrivalled
client franchises
and One
Bank approach
in the
region
generated around a third of the
Group’s profit before tax and drove robust net new
asset growth in Global Wealth
Management.
The
Investment
Bank
also
delivered
exceptional
performance,
supported
by
increased
collaboration
with
Global
Wealth
Management
and
a
favorable
environment
for
our
business
mix
and
leading
franchises
in
FX
including
precious metals, Cash Equities, Financing, and Equity Capital Markets. And we achieved this without changing our
approach towards disciplined resource allocation.
More
broadly,
we
saw
strong
inflows
across
our
asset-gathering
platform
while
facilitating
elevated
private,
corporate and
institutional client
activity and
sustaining lending
momentum. In
Switzerland, we
granted or
renewed
around 40
billion Swiss
francs of
loans to
businesses and
households as
clients continue
to rely
on our
local and
global expertise.
Despite the ongoing uncertainties around Private Credit,
we continued to see strong demand
for alternatives. Led
by
our
Private
Market
and
Hedge
Fund
offerings,
Unified
Global
Alternatives
saw
record
quarterly
new
client
commitments.
As we
move through
the second
quarter,
markets have
remained broadly
resilient, reflecting
expectations that
a
durable diplomatic solution
to the Middle
East conflict is
achievable. That said,
while clients remain
engaged and
active,
risks
are
still
elevated,
and
conditions
could
shift
rapidly,
impacting
sentiment
and
activity
levels.
In
this
environment,
our
focus
remains
on
supporting
clients
through
disciplined
execution,
as
well
as
a
prudent
and
selective investment approach focused on diversification and principal protection.

Turning
to the integration. In
March, we successfully
delivered one of
the most critical and
complex undertakings
in our integration journey: the migration of Swiss-booked clients. As a result, I am happy to say that the migration of former Credit Suisse clients onto UBS
platforms is now complete. Client activation and feedback is positive
and
retention rates
have far
exceeded our
expectations. For
this, I’d
like to
thank our
clients for
their continued
trust
and patience, and my colleagues for maintaining the highest standards of service and client focus.
We now
turn our efforts
towards substantially
completing the integration
by year-end
and restoring the
levels of
profitability we
had prior to
the acquisition. This
is necessary to
make our business
even more
resilient and
ready
for
the
future.
Part
of
this
will
include
continuing
with
the
most
painful
part
of
the
integration:
reducing
our
workforce in line with our previously communicated plans.
Finalizing
the integration,
including the
decommissioning of
the
legacy
infrastructure,
allows us
to intensify
our
focus on growing our businesses. We continue to invest across the group to deliver the breadth and depth of UBS to clients through a
full One Bank
approach, front-to-back. This will support
enhancements to the
client experience
and prepare
us to
drive further
efficiencies. The
latest example
is the
conversion of
UBS Bank
USA to
a National
Bank Charter.
We
are also
encouraged to
see that
our AI
capabilities are
being recognized.
We
were
recently
named the
Best
Wealth Management Firm for
use of AI in the
US at the Financial Times Wealth
Tech
Awards. At the
heart of this
award is
our flagship AI
platform which delivers
timely and personalized
client insights for
our Financial Advisors.
Nearly 90% of FA teams use the platform, powering millions of AI-driven client interactions.
In
this
environment,
the
benefits
of
our
balance
sheet
for
all
seasons
were
evident
once
again,
with
strong
profitability and
disciplined resource
usage further
bolstering our
capital position.
This, alongside
our integration
progress,
allows
us
to
continue
executing
on
our
capital
return
objectives
for
dividends
and
buybacks
while
maintaining our investments for the future.
We now expect to complete
our current 3-billion dollar share
repurchase program by the time we
report 2Q results
in July. Then, we expect to provide
more detail on our
capital returns for
the second half of
the year. Our intentions
will be calibrated
based on our
financial performance and
outlook, maintaining a
CET1 capital ratio
of around 14%
at year-end and further visibility on the Parliamentary deliberations on the capitalization of foreign subsidiaries.
Before
I hand
over to
Todd,
I want
to address
last week’s
announcements on
bank capital
regulation and
what
happens next.
We have been
very clear
and transparent about
our views on
the proposed measures
since they were
first presented
last June. We continue
to strongly disagree
with the proposed package
because it is not proportionate
or aligned
with international standards and, as importantly, does not reflect the root causes and the key lessons learned from the Credit Suisse crisis.

While there
are some
points that
would deserve
further clarifications, let
me just
focus on
what is
still by
far the
most
important
one.
Regardless
of
how
the
figures
are
presented
or
which
assumptions
are
applied,
there
is
a
broad agreement
– including
among the
authorities –
that the
announced measures
would require
UBS to
hold
around   22
billion in
additional capital
in CET1
terms. And
this is
on top
of the
15 billion
that we
already need
to
hold as
a result
of the
Credit Suisse
acquisition under
existing regulations.
If the
package were
to be
finalized as
currently drafted, that 22 billion of capital would be trapped and unproductive. And at such scale, it would impact our competitive
position in
supporting clients,
investing for
growth, and
delivering sustainable
returns that
keep
UBS as an attractive investment case for shareholders. This is particularly relevant for any bank where shareholders are the first line of defense in turbulent times, by providing, if needed, additional capital.
As
the
proposed
treatment
of
foreign
participations
now
moves
to
Parliament,
we
hope
that
a
thorough
deliberation
will
fully
consider
the
rather
clear
concerns
raised
in
the
democratic
process
by
a
wide
range
of
stakeholders. We will continue to engage constructively and contribute to fact-based deliberations.
Let me be very clear:
these developments do not,
and will not change who
we are as a firm.
We remain committed
to our diversified business model and our global and regional footprint.
We
are
also
fully
committed
to
protecting
our
shareholders
while
mitigating
the
impact
of
these
increased
requirements, if possible, on our clients and employees, and the communities where we live and work.
I am
proud of
all that
we have
achieved this
quarter,
and I
remain extremely
thankful to
all of
my colleagues
for
their dedication in this demanding environment.
With that, let me hand over to Todd.

Todd
Tuckner
Slide 5 – Strong business momentum and cost discipline driving operating leverage
Thank you Sergio, and good morning everyone.
In the
first quarter, we delivered
reported net
profit of 3
billion and
earnings per
share of 94
cents. On
an underlying
basis, our pre-tax profit was 4 billion, up 54% year-on-year, and our return on CET1 capital was 17%.
Revenues increased to 13.6 billion and were up 18% across our core franchises.
Operating expenses were
higher on stronger
revenue performance, and
were down 7%
when excluding variable
compensation, litigation and currency effects.
Our cost-income ratio was
70.2%, with strong year-on-year
improvement resulting from
11 percentage points of
positive operating leverage.
Slide 6 – Net profit grew to 3.0bn with double digit PBT growth in all businesses
Moving to slide 6.
Our
profit
growth
this
quarter
reflects
broad-based
momentum
across
the
franchise,
the
breadth
of
our
geographically diversified platform and the value of disciplined execution.
On a reported
basis, our pre-tax
profit of 3.8
billion included 600 million
of revenue adjustments
and 750 million
of integration
expenses. We
expect integration
costs in
2Q to
be around
700 million
and to
meaningfully taper
throughout the rest of the year.
The effective tax rate in the
quarter was 20.5%. The lower
rate was driven by the
gain from the sale of our
interest
in Swisscard, completed in 1Q, which resulted in a limited
tax charge. We continue to expect our 2026 tax rate to
be around 23%, with some quarterly volatility,
consistent with prior years.
Slide 7 – Delivered additional 0.8bn gross cost saves, on track for ~13.5bn by YE26
Turning to our cost update on slide 7.
During the
first quarter, we delivered an
additional 800
million of
gross cost reductions,
bringing cumulative
savings
since the end of
2022 to 11.5 billion.
This represents 85% of our
total gross cost-save ambition and
keeps us firmly
on track to achieve our 13-and-a-half-billion target by the end of 2026.

The total headcount
at the end of
March was 117 thousand,
2% lower sequentially and
approximately 25% below
our 2022 baseline.
Over this same period, we’ve reduced
the Group’s operating expenses by 27% when
excluding litigation, variable
compensation and currency effects.
Since we’ve started, we’ve incurred costs
to achieve of around 13.7 billion at
constant FX, and remain on track
to
deliver on our gross cost-save ambition at an efficient 1.1 times multiple.
Slide 8 – Our balance sheet for all seasons is a key pillar of our strategy
Turning to slide 8. As of the end of March, our balance sheet for all seasons consisted of 1.7 trillion in total assets.
Within that, we
saw a
1% sequential
increase in
our loan
book, 85%
of which
consisted of
mortgages, with
an
average LTV
of around 50%, and fully collateralized Lombard loans.
Private
credit
exposures
at
quarter-end
comprised
a
very
modest
portion
of
our
total
balance
sheet
and
were
predominantly
senior,
secured
positions
with
prudent
LTVs,
supported
by
diversified
collateral
pools
and
conservative borrowing-base structures.
Credit-impaired exposures
in our lending book
stood at 90 basis
points and the cost
of risk declined
sequentially.
Group credit loss expense totaled
70 million, largely as
a result of a build
in allowances on performing
loans in light
of the
uncertain macro backdrop.
Stage 3
in the
quarter reflected a
small net
release after we
recorded a repayment
across both the Investment Bank and Non-core and Legacy.
Our tangible
book value per
share grew sequentially
by 2%
to 27 dollars
and 50
cents, primarily from
our net
profit,
which was partly offset by share repurchases.
Overall, we continue to operate
with a highly fortified and
resilient balance sheet with total loss
absorbing capacity
of 198 billion, a net stable funding ratio of 117% and an LCR of 178%.
We
also made
strong
progress
on funding
during the
quarter,
completing our
2026 AT1
issuance plan
by mid-
February. As a result, our additional tier 1 capital increased to 4.7% of
RWA, aligned with our goal to optimize our
AT1 levels within the broader Tier 1 capital stack.
Slide 9 – Generating capital while funding growth and shareholder returns
Turning
to capital on slide
9. Our CET1 capital
ratio at the end
of March was
14.7% and our CET1
leverage ratio
was 4.4%, both up sequentially.

Our common equity tier 1
capital in the quarter
increased by 2 billion principally
due to earnings
accretion that was
partly offset by dividend accruals of 0.9 billion and currency translation effects of 0.2 billion.
RWA and LRD both increased sequentially
by low single-digit percentages, demonstrating
disciplined balance sheet
deployment despite elevated client activity.
Turning to UBS AG. As
of the end
of March, the parent
bank’s standalone CET1
capital ratio on
a fully applied
basis
stood
at
13.9%,
broadly
reflecting
its
first
quarter
operating
results
and
a
1.8
billion
accrual
for
the
dividend
intended to be up-streamed to Group in 2027.
Slide 10 – Global Wealth Management
Turning to our business divisions, and starting on slide 10 with Global Wealth Management.
GWM
delivered
a
pre-tax
profit
of
almost
2
billion, up
28%
year-over-year,
with double-digit
growth
across
all
regions. This performance once again highlights the breadth and diversification of the franchise, underpinned by a
well-balanced regional mix.
Supported by the
7th consecutive quarter
of positive operating
jaws of
at least
4 points,
GWM achieved a cost-income ratio of 72%.
Net new
assets totaled
37 billion,
representing
a 3%
annualized growth
rate. In
a more
uncertain environment,
clients increasingly
turned to
our advisors
for guidance
and CIO-led
solutions. This
drove 7%
growth in
net new
fee generating assets, which came in at
38 billion. Strong demand for our
discretionary mandates, including SMA
and My Way, our flagship modular offering, resulted in record mandate penetration, underscoring the value
clients
place on trusted, expert advice.
Turning
to
Wealth’s
balance
sheet
flows,
the
re-leveraging
trend
seen
in
recent
quarters
continued
in
the
first
quarter with net
new loans of
5 billion, while
net new deposits
of negative 2
billion largely reflect
outflows from
fixed-term deposits, partially offset by inflows into current and savings accounts.
From a regional perspective, Asia Pacific delivered another quarter of stand-out performance, generating a pre-tax profit of 600
million, up 40%
year-on-year.
The region recorded
double-digit growth across
all revenue lines
and
achieved a pre-tax
margin of 49%.
Together
with net new
asset inflows of
19 billion, representing
a 9% growth
rate, these results underscore the competitive advantages of our Asian franchise. Looking ahead, we’ll continue to invest in
our talent
and capabilities
across key growth
markets such
as Australia,
Taiwan and Japan, while
leveraging
our strongholds in Greater China, Singapore and southeast Asia.
In the
Americas, broad-based
revenue momentum
drove profit
growth of
26% and
a pre-tax
margin of
13.7%,
reflecting
our
continued
focus
on
structural
improvements
in
profitability
and
stronger
outcomes
for
clients,
advisors
and
the
wealth
franchise
overall.
Net
new loans
were
2
billion,
the
8th consecutive
quarter
of
lending
growth, demonstrating
continued progress in
enhancing our
banking capabilities
in the
region. Supported
by strong
same store
performance, net
new assets
were positive
at 5

billion. For
the second quarter,
we expect
NNA to
be
impacted by seasonal US tax-related outflows in the low double-digit billions. For the full year, we continue
to
expect
net new
assets
in the
Americas
to
be
positive,
supported by
both same-store
growth
and
a
healthy recruiting pipeline.
EMEA also performed very well,
with profit growth
of 44%, and an 8
percentage-point improvement in the
cost-
income ratio
to 62%.
Switzerland increased
its pre-tax
profit by
20%. Looking
ahead, we
expect our
EMEA and
Swiss franchises to see continued profitability growth, underpinned by sustained client momentum and supported by cost efficiencies as
the Credit Suisse wealth
platform in Switzerland
is decommissioned over
the coming months.
Turning to divisional revenues, which increased in the quarter by 12%.
Recurring net
fee income grew
by 10%
to 3.6 billion,
supported by
positive market
performance and more
than
60 billion of net new fee-generating assets over the 12 months.
Transaction
-based
income
rose
17%
to
1.7
billion,
with
APAC,
EMEA
and
the
Americas
delivering
double-digit
growth, reflecting strong
momentum in structured products
and precious metals. This
underscores our continued
outperformance in
transaction revenues,
driven by
strong client
engagement and
differentiated Investment
Bank
collaboration, as clients actively rebalanced portfolios.
Net interest
income of
1.7 billion
rose
by 12%
year-over-year
and 2%
sequentially,
with the
quarter-on-quarter
trend reflecting favorable deposit mix shifts. Looking ahead to 2Q, we expect GWM net interest income to remain broadly flat, as higher loan volumes are offset by lower deposit reinvestment yields.
Operating expenses in GWM
rose by 6%.
When excluding variable compensation,
litigation and currency
effects,
costs declined by 2%.
Slide 11 – Personal & Corporate Banking (CHF)
Turning to Personal and Corporate Banking on slide 11.
P&C delivered
a first-quarter
pre-tax profit
of 710
million Swiss
francs, up
19%, with
revenue growth
and disciplined
cost management combining to generate positive operating leverage of 10 percentage points.
Having largely
completed the
client account
migration in
P&C as
we entered
the year,
freed-up capacity
is now
supporting even deeper client engagement.
This resulted in net new
deposits of 3-and-a-half billion, net
new loans
of 2.4 billion, and net new investment product growth of 11%.
Total
revenues were 3% higher, with 10% growth in non-net interest income more than offsetting NII headwinds.
Across
Personal
Banking
and
Corporate
and
Institutional
Clients,
non-NII
growth
was
broad-based,
with
similar
contributions from both franchises. In our retail business, positive momentum in net new investment flows,

together with
supportive market
trends, continued
to drive
custody and
mandate fee
growth, while
in C&IC
revenue
expansion largely reflected
strong activity in
structured and syndicated
finance. The quarter
also included a
credit
of 27 million related to the completed Swisscard transaction.
Net interest
income declined
by 3%
year-on-year,
reflecting the
ongoing impact
of the
zero-rate environment
in
place since
last June.
As highlighted
previously, changes in Swiss
franc interest
rates in
either direction
would benefit
P&C’s revenues. On a sequential basis, NII was stable with this trend expected to continue in the second quarter.
Credit loss expense totaled
55 million Swiss
francs. While the
quarter reflected the lowest
net Stage 3
charges since
the
Credit
Suisse
acquisition, we
continue
to
expect CLE
to
average around
75
million
Swiss
francs
per
quarter
given ongoing macroeconomic uncertainty.
Operating
expenses
declined
by
7%,
demonstrating
continued
effective
cost
management.
We
expect
further
efficiencies as the legacy Credit Suisse platform is progressively decommissioned over the course of 2026.
Slide 12 – Asset Management
Turning to Asset Management on slide 12.
Pre-tax
profit
increased
by
21%
to
252
million,
driven
by
revenue
growth
alongside
ongoing
tight
cost
management.
Total
revenues rose
4%. Net
management fees
were up
6%, driven
primarily by
higher average
invested assets,
despite secular margin pressure. Performance fees
declined year-on-year, primarily due to lower contributions from
CIG and the
absence of O’Connor,
following the completion
of its sale
during the quarter.
This was partly
offset
by higher performance fees in Unified Global Alternatives.
By
the
end
of
March,
we
delivered
14
billion
of
net
new
money,
representing
3%
annualized
growth,
as
we
continue to
benefit from
our strategic
focus on
scalable, differentiated
capabilities. Flows
were led
by 13
billion
into ETFs, reflecting sustained demand for our
Core product range launched last year, alongside robust net inflows of 5 billion into our SMA offering in the US.
UGA
continued to
build momentum,
ending
the
quarter
with
344 billion
of invested
assets
and
attracting new
commitments of
12 billion,
split 3
and 9
between Asset
Management and
Global Wealth
Management. Inflows
were broad-based across the platform, with notably strong demand for private equity and hedge funds.
Operating
expenses
were
2%
lower,
as
we
maintained
cost
rigor
while
continuing
to
invest
in
the
platform
to
support operational efficiency.

Slide 13 – Investment Bank
On to
slide 13
and the
Investment Bank.
The IB
delivered its
most profitable
first quarter
on record,
with pre-tax
profit of 1.2 billion, up 75%, and a pre-tax RoE of 25%.
The performance this quarter reflected a market environment that played directly to our strengths, as the business successfully
captured
opportunities
while
maintaining a
disciplined approach
to
resource
deployment.
Revenues
climbed 31%
to 4

billion, with
both Global
Banking and
Global Markets
contributing proportionately
to top-line
growth.
Global Banking revenues rose
by 30% to 733 million. Advisory revenues
were 8% higher,
driven by our strongest
first
quarter
in
M&A,
with
notable
performances
in
the
Americas
and
EMEA.
Capital
Markets
grew
45%,
with
growth across products
and geographies. We continued
to benefit from our
strategic investments in ECM, where
revenues
more than
doubled year-on-year,
outperforming fee
pools across
all regions,
supported by
higher IPO,
follow-on
and
convertible
issuance.
In
DCM,
we
delivered
double-digit
growth,
while
LCM
increased
modestly
against a lower fee pool.
Turning
to Global
Markets, the
business posted
its best
quarterly performance
on record.
Revenues reached
3.3
billion, as each
of the Americas,
APAC and EMEA, including
Switzerland, generated more
than 1 billion
in revenues.
Equities revenues
increased by
28%, driven
by strength
across cash
equities, prime
brokerage and
equity derivatives,
while FRC revenues rose 38%, led by a strong performance in FX, including precious metals. Sustained investment in technology,
our globally diversified
footprint, and close
integration with Global
Wealth Management
continue
to support high levels of client engagement and momentum across the platform.
Consistent with the strong revenue growth in the quarter,
operating expenses increased by 17%.
Slide 14 – Non-core and Legacy
On slide
14, Non-core
and Legacy’s
pre-tax loss
was 97 million
as negative
revenues of
11 million
and operating
expenses of 160 million were partly offset by the credit loss release referenced earlier.
Within revenues,
funding costs
of around 70
million were largely
compensated by
gains in
the credit and
securitized
products portfolio.
Excluding litigation, expenses in
the quarter declined 70%
year-on-year and 26% sequentially, bringing cumulative
cost
reductions
versus
the
2022
baseline
to
84%.
Looking
ahead,
we
continue
to
expect
to
exit
2026
with
annualized operating expenses excluding litigation of approximately
500 million and annualized net funding costs
of less than 200 million.
In addition
to
strong
cost
management, NCL
has continued
to
successfully
reduce
and de-risk
its balance
sheet
since being established shortly after the Credit Suisse acquisition. Including an 800 million reduction in the first quarter,
the
team
has
exited
around
93%
of
its
credit
and
market
risk
RWAs,
bringing
the
March-end
balance
substantially in line with its full year 2026 ambition.
To
sum up, our 1Q
performance demonstrates the progress
we’re making across
the Group. We
delivered strong
financial
results,
completed
client
account
migrations
on
the
Swiss
platform,
and
continued
to
execute
with
discipline. As we move onto the final
phases of integration, we are increasingly focused on positioning the firm for
sustainable growth beyond 2026.
With that, let’s open for questions.

Analyst Q&A (CEO and CFO)
Flora Bocahut, Barclays
Yes,
good morning and thank you for taking my questions. So, the first question I have is on the buyback.
Obviously you’ve changed the wording today on the buyback plan, you now intend to complete the 3 billion dollars by the end of July, so by Q2 results. So the question is, what exactly drove the change? And can you maybe help us understand what are the key catalysts that you’re going to watch into Q2 results to decide, and what kind of magnitude should we have in mind, should you be able to top up the buyback with Q2 results?
The second question is on GWM, specifically on APAC, because the quarter was quite strong, both in terms of net new money, but also in terms of the loan re-leveraging that we saw this quarter, the second in a row. So can
you maybe talk a little more about the strength in APAC,
what’s driving it and how sustainable do you think it is?
Thank you.
Sergio P.
Ermotti
So thank you for the question. Yeah, of course, we changed the language, and it’s basically the reflection of two of the four conditions that we set or we described for the capital return plans for 2026, i.e. the successful progress in the integration, which was a major milestone [that] was achieved, with the migration of the Credit
Suisse clients onto the UBS platform. And this is now allowing us to basically decommission and realize the full synergies that we have envisaged. And second, it’s the very strong business performance, which, as you saw, is allowing us to generate further capital. I think that these two conditions are making us comfortable that we can accelerate the current share buyback program – the execution of that by the end of July when we report Q2 results – while still keeping open the other two conditions. We want to continue to operate by year end at around 14% CET1 capital, and, of course, we are also watching the developments around the capital requirements. So these two conditions are still out there. And I say that it’s premature to talk about the magnitude of what we’re going to do in the second half of the year.
Todd
Tuckner
Hi, Flora. On the second question regarding GWM in APAC,
so clearly the power of the integrated franchises is
clearly contributing to growth and profitability.
And you could just see that in the numbers that we have been printing quarter on quarter.
Our focus, as you know, has been on growing assets across the region by deepening share of wallet, by accelerating strategic partnerships, and also by strengthening high net worth feeder channels, particularly through investments in digital, and also by ramping up the impact hiring of select advisors. So we think the evidence of this is apparent in the 1Q26 results, double-digit NNA and NNFGA growth with very strong mandate penetration, while also continuing to drive its bellwether, which is transactional revenues, in an environment
where our advice and structuring expertise are clearly differentiated. I would also say that on your question regarding lending, lower USD rates are also supportive of the lending growth that we’ve seen.

Kian Abouhossein, JP Morgan
Yes.
Thank you very much for taking my questions. First of all, a shout out to Sergio. Thanks for answering all our questions for, if my math is right, 12.5 years, and hopefully longer to go.
Now my two questions are, first of all, in relation to US wealth management. You had positive net new assets in
Americas. You talked prior about potential outflows in the first half, and you indicated in the second quarter clearly due to tax situation, that could happen. But I just try to understand how we should think about what happened in the first quarter, relative
to your earlier guidance in particular. And secondly,
in that context also,
advisor departures. Are we done with that? As you mentioned, acceleration of hiring. So should we expect net new hires to come through second half.
And then the second question is coming back to Parent and capital. You mentioned the 1.8 billion accrual. I’m interested in your cumulative reserves in the parent bank at the moment and how much have you actually up-
streamed in the first quarter.
Thank you.
Todd
Tuckner
Hey Kian. Thanks for the questions. On the second one, just quickly, so if you recall, we had accrued 9 billion last
year and we have paid up the first half of that in the first half of the year, the 4.5 billion, actually just earlier this month. And the 1.8 is an accrual, as I mentioned, that we would distribute in 2027.
On the question regarding US wealth and flows. So first, let me just back up a little bit and mention that importantly, the US business is continuing to work on the various levers to drive profitability growth, with pre-tax
margin improving now for six consecutive quarters. That momentum is being driven by stronger banking capabilities, which is evidenced in, by the way, continued growth in net new lending eight consecutive quarters, and by the strength in transaction revenues, including through greater collaboration with the Investment Bank in delivering the full breadth of our capabilities to clients. Now, onto flows this quarter: we’re encouraged by the outcome, particularly because flows were driven by same store production. So that tells me the strategy is working. At the same time, in terms of guidance, it’s one quarter. I guided on second quarter tax outflows. So we’re staying focused on continuing to invest in our advisor workforce, in our platform and in our capabilities to drive sustainable profitability improvement.
Kian Abouhossein, JP Morgan
So, sorry, should we think about net advisors increasing as
of second half?
Todd
Tuckner
So on that, Kian, I’d just say we’re comfortable with the steps we’re taking to drive positive full year NNA, while recognizing there’s a lag effect from previously announced FA movement that will continue to show up in flows
for a few quarters. That said, we’re actively recruiting and investing in teams aligned with our profitability ambitions. I’d also point out that rotation among FAs remains elevated across the industry given record valuations, but we continue to expect these dynamics to normalize in our own book over the course of 2026.

Kian Abouhossein, JP Morgan
Okay. And just on reserves.
Can you just remind me what the cumulative reserve is in the parent bank now?
Todd
Tuckner
So we have 10.8 billion of capital in reserves, less the 4.5 paid up in April that I mentioned.
Kian Abouhossein, JP Morgan
Thank you.
Stefan Stalmann, Autonomous Research
Good morning. Thank you very much for taking my questions. I wanted to ask, please, whether you have actually seen, or whether you expect to see any benefits from wealthy clients in the Middle East, potentially shifting their assets into Swiss or maybe Asian booking centers.
And also on your Unified Global Alternatives platform, there’s obviously been quite a lot of news flow during the quarter and maybe already starting last year about private markets, in particular private credit. Are you seeing any impact of all of that market talk in your clients’ behavior and your clients’ preferences in that area? Thank you very much.
Todd
Tuckner
Hey Stefan. So I think it’s fair to say, in respect
of the Middle East conflict, that safety and balance sheet trust remain decisive factors in wealth management, as you know, and the Gulf conflict is reinforcing these priorities.
And while it’s very early to see any meaningful movement, we believe it’s leading some clients, at least, to reassess booking center options. And we believe that our deep and longstanding relationships with Middle
Eastern clients position us well, were there to be movement, to benefit from any shifting dynamics over time. But at this stage, clearly too early to see anything coming through the numbers.
On your question regarding private credit. I think it’s fair to say that interest in private credit among our wealthy clients has been more measured in the current environment, clearly reflecting macro uncertainty and a preference for liquidity and capital preservation. We have seen, as I think you’re pointing out, elevated redemption requests that are driven by either profit taking or residual gating or even liquidity alignment considerations. That being said, engagement does still remain high, and we continue to see demand building for well-structured strategies in private credit as part of this income sleeve, albeit with more caution and sell activity.
It is also worth pointing out
that when you look at the level of exposure our clients have in private credit in their portfolios, it’s quite minor.
So while you may have sort of mid-single digit percentage in alternatives more broadly, it’s a fraction of that in
private credit. But that said, we still see that there is demand for that type of investment when structured properly.

Stefan Stalmann, Autonomous Research
Oh absolutely. Thank you very much.
Anke Reingen, RBC
Yeah. Good morning and thank you for taking my questions. The first is just on the ordinance impact, and I was wondering when you assess your capital ratio, do you look on a phased-in or on a fully loaded basis? That’s the 2 billion already coming in versus January 2027, and then ‘29. So if you can just tell us fully loaded or phased-in, what the assessment is.
And then with Q4 results, you gave us some net interest income guidance for the full year, for Global Wealth
Management and P&C, and I just wonder if this has changed given the interest rate outlook. Thank you very much.
Todd
Tuckner
Thank you. Thanks, Anke. So, on ordinance impact, just to unpack it, the changes to prudential valuation adjustments come in on 1 January 2027. So there is no phase in. So when we get there, we’ll be reflecting that in our capital – this is the expectation – immediately. On software, there is a transition period permitted to 1 Jan
2029, which at this point is our intention to fully utilize. But that is subject to seeing the full package develop in the intervening period. But we are considering that and at this point, the intention is to use the transition period and therefore have the impact of capitalized software hit through our capital ratio on 1 January 2029.
On NII guidance. I would just say that in 2Q, my outlook for the second quarter really reflects, in Global Wealth
Management in any case, lower USD rates that, as I mentioned in my comments, have some downward pressure on deposit margin. Why is that? Because asset yields as reflected in our replicating portfolios reprice down faster than deposits when rates are lower.
Now, any further upside in the quarter can come from favorable deposit mix shifts as we saw in 1Q, and even stronger net new lending growth. So there is that upside. But again, because of the impact on rates, that’s what informed my guide at flat quarter-on-quarter.
Now the longer term prospects for
any pickup in GWM would be based on continued loan growth and greater USD rate stability.
And that would
lead to higher swap rates that would start to help ease the reinvestment headwinds from the replicating portfolio that is reflected in the current sequential outlook. So that, coupled with expected deposit growth without any meaningful dilution in our sweep and current account balances, could offer some longer term upside for NII in
GWM.

Joseph Dickerson, Jefferies
Hi. Thank you for taking my question. Just on the parliamentary process, that is obviously quite key to the shape of prospective buybacks this year and beyond: what is the outcome that you’re looking for from this process?
Many thanks.
Sergio P.
Ermotti
Thank you. Well, we fully understand that all the lessons learned from the Credit Suisse crisis have to be reflected in how we adapt the regulatory framework in Switzerland. But we continue to believe that the guiding principle should be to have something that is internationally aligned, and that allows us to continue to be competitive as a bank based in Switzerland. So I think that the framework [is] quite clear. So we are not asking for anything that I would say is exceptional.
And the most important issue is that, when we go through this process, as I reiterated, it is not only to address the quality of capital and how we look at improving that part, it is to fully reflect the lessons learned of the Credit
Suisse crisis, the root causes. We all know that huge concessions were given to Credit Suisse, and this is the reason why at the end, they had a problem with their foreign subsidiaries. And this element is actually never mentioned in the public debate. So we need to make sure that the people that will make decisions fully understand how strong the current regulatory framework is, and which, by the way, is the one that allowed a G-
SIB to absorb a G-SIB, repay all guarantees and emergency liquidity provisions granted to Credit Suisse within five months, while keeping you investors fairly confident about our ability to manage our business.
So one has to reflect these kinds of true lessons learned from the crisis, rather than just looking at absolute level of capital and go to extreme solutions that are not helping, at the end of the day, not only the bank, but most
importantly our clients. Because at the end of the day, it’s going to make the bank less competitive, and in serving households, corporates, our clients, and is not very good for the country as well, I believe.
Joseph Dickerson, Jefferies
Great. Thank you.
Chris Hallam, Goldman Sachs
Yeah. Good morning. Two
questions. First, on capital. I agree on the 22 billion number on slide 25 is cleaner to look at than the 9 billion, and also that CET1 versus peer requirements is probably more logical than versus peer reported ratios. But when it comes to contingency planning and the decisions that need to be taken, the foreign participations process should stretch well into the first half of next year.
Given the transition period on those
potential changes, can you wait for full clarity on the outcome of that process before making any decisions on how to adjust your operating footprint or your focus areas? Or are you going to have to start making real-world business decisions earlier than the point at which you get full and final clarity on foreign subs? That’s the first question.

And secondly, broader
one on cyber risk, sort of against the backdrop of the recent acceleration we’ve seen in AI-
enabled threat detection and attack sophistication, could you talk a little bit about how you’re managing cyber resilience, both on your own platforms as well as through the CS integration? Have those AI-driven threat models changed how you assess residual risks in your legacy systems? And should we expect any incremental investment or operational constraints as a result of that evolving threat landscape? Thank you.
Sergio P.
Ermotti
Well, thank you, Chris. To
be sure, we have been going through two years of uncertainty around this topic, and by now it is something that is almost embedded in the way we have to operate and accept it as a modus operandi. It’s not ideal, because, of course, the environment out there is quite challenging, but I think that we are pleased that we at least completed the integration [ Edit: migration ] and we created the resilience in terms of profitability that allows us to basically accept the fact that a democratic process now has to go through. This is a very complex matter,
and it’s not reasonable now to expect that the Parliament will take decision in a very short period of time on such a situation, considering also the extreme different views on how this is playing out. So I think that one thing is clear, we’re
not going to jump into conclusions or taking decisions that have a strategic impact in any sense, before having the final outcome. It’s not ideal I know, but we have to really think about what is the best thing for the bank for the next five, ten, twenty years, not what is good for the next few quarters. And that uncertainty, unfortunately,
is something that we have to live with. We are not in control of that, but we are hopeful that the situation can get resolved very quickly.
In terms of cyber. Of course, cyber is something that has been at the center of the radar screen for the last few years for all of us in the industry, but not only in the financial services industry.
And we are investing a lot of
resources – technology,
but also human resources – to really identify the best way to protect our assets, our clients’ assets and the data. And we continue to do so as we see also these recent developments. Believe me, we are staying very close, talking to our technology partners. As you can imagine, we are a client of the major technology providers, also the ones that are very deeply involved in this recent discovery, and so we get,
indirectly,
also the benefits of being able to implement all the necessary steps to protect our assets. So this is going to continue to be a big, big issue and one that will continue to necessitate a lot of investments and resources, both in technology but also in people. Cyber risk is as important as credit and market risk, nowadays.
Chris Hallam, Goldman Sachs
Thanks very much.

Andrew Coombs, Citi
Good morning. One on the Investment Bank and one coming back on Asia wealth management please.
Firstly on the Investment Bank. Just putting the legislation to one side, we’ve had the Basel Endgame proposals in the US. So, intrigued what you think that means in terms of the level of competition that you’re going to see from the US investment banks in that space? And also, if I go back all the way to your 2018 Investor Day, I recall you had this ambition of having 40% of the division’s profits from advisory and execution and 60% in financing and structured derivatives, obviously more capital intensive. A lot’s moved on since then, so is that 40%/60%
split still a fair assumption, or is it very different now?
And then my second question, on APAC GWM, you specifically called out Australia, Taiwan,
Japan, and some of
the regions where you’re making selective hires. Can you just talk a bit more about onshore versus offshore
trends you’re seeing and how that’s influencing your investment decision process? Thank you.
Todd
Tuckner
Hey, Andy.
So in terms of Basel III and the Endgame on capital in the US, at least the proposals – I think it’s fair to say that the US banks have a fair bit of dry powder when it comes to capital deployment. That seems pretty apparent to anyone watching. And we’re obviously competing in that globally.
Our global footprint, we think,
differentiates us, our capital light approach differentiates us. And we’re competing really well in the environment,
in the investment bank sectors in which we’re choosing to play. So for us, we recognize the fierce competition,
but we like our chances.
In terms of the split from years ago on your question, I think I’d go back and check myself and do the math, but I don’t think that that’s massively off. I’d probably flip the ratios a bit if I had to offer a guess, but I think it’s probably not terribly off. It’s also important to mention a lot of the financing also could be done in quite resource efficient ways – because you had mentioned that the latter is much more resource-intense, and it doesn’t have to be that way in some of the activities vis-à-vis Prime. But my instinct is, I’d flip the ratio the other way.
In terms of APAC, I’ve been pretty clear that [we’re] investing already to build out on our strongholds. I touched
on already in a prior response to things that we’re doing to drive further performance and growth in the region where we’re looking to leverage our leadership position, into these jurisdictions in the parts of Asia Pacific where we can even grow faster and further.
And that’s why we call out some of these growth markets within Asia
Pacific on top of our own strongholds. And we see the onshore/offshore dynamic still for sure exists, but we’re also so well positioned in greater China that we’re able to leverage both sides of that.

Jeremy Sigee, BNP Paribas
Morning. Thank you. Just a couple of follow ups continuing on wealth management, please. Firstly, on the US business you touched on, you had another 50 advisor reduction in the quarter. Is that a lag effect from the sort of
exits you were seeing last year? Or is it fresh departures, fresh poaching that you’re suffering this year? That’s my
first question.
And then second question is just continuing on the strength that is phenomenal in Asia and in EMEA, in wealth management. I just wondered what client conversations you’re having, and to what extent that’s driven by fear factors such as macro risks, or whether it’s more a pickup in wealth creation and animal spirits, and investment appetite coming from that.
Todd
Tuckner
Hey, Jeremy.
So on the US business side. Yeah, the headcount metrics you see are our actuals. So what that
means is there’s a lag effect built in, i.e. when advisors leave the roles. It’s very similar to flows themselves, which was the point I mentioned earlier, I think, in response to Kian’s question. So, there is a lag effect in some of the
measures we print around headcount and flows. And that’s why I’ve been also giving a broader picture on the topic so that there’s also an outlook and people can understand the broader dynamic.
Across the wealth management business, look, you asked about the environment and the sentiment. So, clearly what we’ve been seeing is the backdrop - if I characterize the first quarter, especially the latter part once the Gulf
conflict got underway - that has led clients to remain invested while actively rebalancing and hedging their portfolios. And that’s supporting strong demand for structured products, FX solutions and equity derivatives, with healthy volumes and disciplined risk usage. It’s important to also add that our advisors are following the CIO blueprint, and so the conversations are often reflecting CIO views, direction, and that’s informing transactional preferences. And also as you see, a lot of people [are] entrusting us to manage, on an advisory or discretionary basis, their wealth. And we see mandate penetration at a record high. So in that sense, the discussions that we’re having with clients are resonating.
Jeremy Sigee, BNP Paribas
That’s really helpful. Thank you very much.
Amit Goel, Mediobanca
Hi. Thank you. So two questions from me on capital.
The first one is just on actually the CET1 leverage ratio and buffer. So I’m just wondering what kind of buffer would you be looking to run at versus end state requirements? It looks to me like that’s going to about 3.9%
post the ordinances, it has been written. Pro-forma, the buffer, looks like it won’t be particularly big. So just
curious what kind of level you’re thinking about there.

And then secondly just in terms of the share buyback capacity this year, I appreciate it’s subject to parliamentary
debate in terms of what may or may not happen, but it looks like there’s about 5 billion left of the standalone AG reserve after dividends and employee share repurchase. So just curious whether you’re then happy to continue to run an equity double leverage at the Group at 104%, and/or if you would be happy to increase that to give yourself capacity to pay more. Or are you still looking to bring that closer to the 100% mark? Thank you.
Todd
Tuckner
Hey Amit. So first on the leverage ratio, and I think it’s fair to say that at the moment, the Tier1 leverage ratio at the Group and UBS AG consolidated is the most marginally constraining metric that we have when you look at buffers relative to minimum requirements. So while, if you think about it, the risk density under the Swiss
Systemically Relevant Bank capital rules would suggest about a third of density, we’re running around 30%. Why
is that? Just given the FX sensitivities, so USD weakness is more pronounced vis-à-vis leverage. And we’re obviously able to run the bank with significant RWA efficiency in the business despite Basel III and op risk. So that’s where we are at this point. My expectation and hope is always to manage both of those ratios where possible as no more marginally constraining than the other. But given the FX movements over the last year, that’s
made leverage ratio more constraining, and so we’re very focused on ensuring we manage that well. You see
that in how we pace intercompany dividends from AG to Group, how we’re building our AT1 stack, and also
how we are transforming deposit liabilities wherever possible to maximize funding value.
Listen, on the share buyback capacity and ultimately equity double leverage, it’s premature to talk about where we would go on this. We have to wait and see. Sergio just mentioned in response to Chris’s question, we have to take those few quarters and see where this plays out. And then once we have that visibility, that clarity, then we
can come back and talk about things like the equity double leverage ratio. For now, our expectation is still to have that move towards pre-Credit Suisse acquisition levels. That remains the base case for us.
Giulia Aurora Miotto, Morgan Stanley
Yes.
Hi. Good morning. Thank you for taking my questions. I have two, both on the PBT margins in GWM, one on the US, one on Asia. So in the US, UBS got the final approval on the banking license late in the quarter, 20th of March. And yet we saw good progress on loans and deposits and PBT margins already close to 14%. So I’m wondering how does this last approval change the pace of improvement in your profitability metrics in the US?
So can we see now a step up in the positive loan growth and ultimately in profitability, or will that be gradual?
First question.
Second question, the PBT target excluding the US in terms of margin is to be above 40%, and Asia is a standout, close to 49% in the quarter. Would you say that there
is still room to improve or at least maintain this level of
margins, or perhaps it was an extraordinary quarter and we would go back to close to 40 going forward? Thank you.

Todd
Tuckner
Thanks, Giulia. Just maybe on the second one first, we’re obviously quite encouraged by our 1Q performance across the board, including in APAC
wealth. And it demonstrates the capacity and the franchises I’ve mentioned.
At the same time, the overall performance for the Group, it’s one quarter. The quarter was exceptionally strong.
And the macro environment remains uncertain. So if the environment is supportive, there’s potential upside for some of these measures. But generally I wouldn’t be extrapolating 1Q, per se, for a full year, and it’s just premature to reflect any of that in our guidance at this stage.
On the banking license point. Well, first we’re pleased that you see the progress that we’re making, also in the pre-tax margins. We’re delighted that we have the license now. Those have always been in our plan. The team has been very effective in being able to land it, but it has been in our plan and our outlook, and it’s what helps to drive the pre-tax margin improvement over time. What I would say about it is, we’re already doing the things, we’re building out the capabilities, but also more the focus across the advisory group in the US around the banking capabilities that we have, I think, has been an eye opener for a lot of advisors who haven’t leaned into our ability to support them on that side of the business. And it really has helped, and that’s been driving some of the results that we keep seeing quarter-on-quarter in banking. Having the license will only accelerate that. It will also help to shape the deposit side of the balance sheet even better, because it’ll create the opportunity to have more operational deposits and reshape the loan-to-deposit ratio in a way that will help to create a pre-tax margin accretion.
Giulia Aurora Miotto, Morgan Stanley
Thank you.
Benjamin Goy, Deutsche Bank
Hi, then maybe just two follow up questions. The first is on geopolitical uncertainty, normally this is negatively correlated to the transaction activity of clients, but it seems like there is more a buy mentality or just holding on to risk assets. Just interested how this might have changed over the last couple of years.
And then you touched on your capital-light focus in the Investment Bank, but is it possible somewhat to give a flavor and look at the leverage exposure expansion in the double digits? How much was the market underlying the opportunities, so call it cyclical? And how much is just more competition, also from US players? Thank you.
Todd
Tuckner
I did not get the first question, sorry. It may have been me. But let me answer the second one, I was able to glean. The increase in leverage at the Investment Bank. Simple. It was just the activity levels in the quarter that informed traditional liquidity needs vis-à-vis clients. And so that’s what drove the balance sheet higher. It was the
very active levels that we saw with clients over the course of the quarter. Do you mind repeating the first? Sorry.

Benjamin Goy, Deutsche Bank
Thank you for that. The first one, is geopolitical uncertainty is probably the highest in decades. Nevertheless, transaction activity remains very positive. So wondering whether that fundamental negative correlation between the two has changed and your clients are more engaged in risk assets sustainably.
Or maybe too confusing, we can take it offline.
Todd
Tuckner
Yeah. Thanks, Ben. We
just got the question, sorry, I think it may be the audio. So in respect of geopolitical uncertainty, look, in the near term, and we’ve seen this just in recent times when there are events that create
volatility in the markets. We saw that a year ago when the US tariffs were announced in early April, when this conflict started, and you could probably go back on a timeline and see, there is volatility.
The question really boils
down to whether the volatility remains constructive, or it is frontrunning what is going to be quite a difficult market environment and risk-off.
And you’ll have your own views on this as well, but I think as the market has priced in a near-term diplomatic solution to the conflict, I think people have stayed invested – albeit there has been some caution, maybe investing strategies have changed, more protecting principal, more looking at things from a hedging transaction perspective. But by and large, people are staying invested despite all the geopolitical uncertainty. As we say, even
in our outlook, things could change quickly. And we recognize that when you look at the environment. For
example if a diplomatic solution was not seen as something that can be enduring and achievable in the near term, that can change. And then at that point we’d have to see. But certainly near-term volatility created opportunities, as long as clients remained engaged in seeking the advice we provide.
Benjamin Goy, Deutsche Bank
Thanks a lot.
Sarah Mackey
Thank you. I think that ends all the questions. I just thank you very much for joining, and we look forward to updating you with our second quarter results at the end of July. Thank you.

Cautionary statement regarding forward-looking statements
|
This document contains statements
that constitute “forward-looking statements”,
including
but not limited to
management’s outlook for UBS’s
financial performance, statements relating
to the anticipated effect
of transactions and strategic
initiatives
on UBS’s business
and future development
and goals.
While these
forward-looking statements represent
UBS’s judgments,
expectations and
objectives concerning
the matters described, a number of risks, uncertainties
and other important factors could cause actual
developments and results to differ materially
from UBS’s
expectations.
In
particular,
the global
economy
may suffer
significant adverse
effects
from
increasing
political tensions
between
world powers,
changes
to
international trade
policies, including
those
related
to tariffs
and trade
barriers, and
evolving armed
conflicts. UBS’s
acquisition of
the Credit
Suisse
Group
materially changed
its outlook
and strategic
direction and
introduced new
operational challenges.
The integration
of the
Credit Suisse
entities into
the UBS
structure is expected
to continue through
2026 and presents
significant operational and
execution risk, including the
risks that UBS
may be unable to
achieve
the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse and that the acquired business may have greater risks or liabilities, including those related to litigation, than expected. In response to the failure of
Credit Suisse, Switzerland
has amended its Capital Adequacy Ordinance and is considering changes to its
Banking Act, which, if enacted as proposed, would substantially increase capital
requirements for
UBS in relation
to its foreign
subsidiaries. These factors
create greater
uncertainty about forward-looking
statements. Other factors
that may
affect UBS’s performance and
ability to achieve its
plans, outlook and other
objectives also include, but
are not limited to:
(i) the degree to
which UBS is successful
in the execution of its strategic
plans, including its cost reduction
and efficiency initiatives and its
ability to manage its levels of
risk-weighted assets (RWA) and
leverage ratio denominator (LRD),
liquidity coverage ratio and
other financial resources, including changes
in RWA assets and liabilities
arising from higher market
volatility and the
size of the
combined Group; (ii)
the degree
to which UBS
is successful in
implementing changes to
its businesses to
meet changing market,
regulatory and other conditions,
including any potential changes to
banking examination and oversight practices
and standards as a
result of executive branch
orders or staff interpretations of law in
the US; (iii) inflation and interest rate volatility in
major markets; (iv) developments in the macroeconomic climate and in the markets
in which
UBS operates
or to
which it
is exposed,
including movements
in securities
prices or
liquidity,
credit spreads,
currency exchange
rates,
residential and commercial real estate markets, general economic conditions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties,
as well as on client
sentiment and levels of activity;
(v) changes in the availability
of capital and funding, including
any adverse
changes in UBS’s credit spreads and credit
ratings of UBS, as well as availability and cost of funding, including as affected by the marketability of additional tier one debt instruments, to meet
requirements for debt eligible
for total loss-absorbing capacity (TLAC);
(vi) changes in and potential divergence
between central
bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed,
or
resulted
in,
or
may
do
so
in
the
future,
more
stringent
or
entity-specific
capital,
TLAC,
leverage
ratio,
net
stable
funding
ratio,
liquidity
and
funding
requirements, heightened operational resilience
requirements, incremental tax requirements,
additional levies, limitations on permitted activities, constraints on
remuneration, constraints on transfers of capital
and liquidity and sharing of operational costs
across the Group or other
measures, and the effect these
will or
would have on UBS’s
business activities; (vii) UBS’s ability
to successfully implement resolvability
and related regulatory requirements
and the potential need to
make further changes to the legal structure
or booking model of UBS in response
to legal and regulatory requirements
including heightened requirements and
expectations due to its acquisition
of the Credit Suisse Group;
(viii) UBS’s ability to maintain
and improve its systems
and controls for complying
with sanctions
in a timely
manner and for
the detection and
prevention of money
laundering to meet
evolving regulatory requirements
and expectations, in
particular in the
current geopolitical turmoil;
(ix) the uncertainty arising
from domestic stresses
in certain major economies;
(x) changes in UBS’s
competitive position, including
whether differences in regulato
ry capital and other requirements
among the major financial centers adversely
affect UBS’s ability to compete
in certain lines of
business; (xi) changes in
the standards of conduct
applicable to its businesses
that may result from
new regulations or new
enforcement of existing standards,
including measures to impose new and
enhanced duties when interacting with customers and
in the execution and handling of customer
transactions; (xii) the
liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, including litigation it has inherited by virtue of
the acquisition of the Credit Suisse
Group, contractual claims and regulatory investigations, including the potential for disqualification
from certain businesses, potentially large
fines or monetary penalties,
or the loss of
licenses or privileges as
a result of regulatory or
other governmental sanctions,
as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA; (xiii) UBS’s ability to retain and attract the employees necessary to
generate revenues and
to manage, support
and control its
businesses, which may
be affected by
competitive factors; (xiv)
changes in
accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition
of deferred tax assets and other matters; (xv) UBS’s ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies, and ability
to successfully compete with both
existing and new financial service
providers, some of which
may not be regulated
to the
same extent;
(xvi) limitations on
the effectiveness
of UBS’s internal
processes for
risk management,
risk control,
measurement and
modeling, and of
financial
models generally; (xvii) the occurrence
of operational failures, such as
fraud, misconduct, unauthorized trading, financial
crime, cyberattacks, data leakage and
systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the ability of UBS Group AG, UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly,
or, in the
case of financial difficulties, due to the
exercise by the Swiss Financial Market
Supervisory Authority (FINMA) or the regulators of
UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xix) the degree
to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to
maintain its stated capital return objective;
(xx) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the increasing divergence among regulatory regimes; (xxi) the ability of UBS to access capital
markets; (xxii) the
ability of UBS
to successfully recover
from a disaster
or other business
continuity problem due
to a hurricane,
flood, earthquake,
terrorist attack, war, conflict, pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event; and (xxiii) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences
that this may have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or
the potential
magnitude of
their consequences.
UBS’s business
and financial
performance could
be affected
by other
factors identified
in its
past and
future
filings and reports, including those
filed with the US Securities
and Exchange Commission (the SEC). More
detailed information about those factors
is set forth
in documents
furnished by UBS
and filings
made by
UBS with
the SEC,
including the UBS
Group AG
and UBS AG
Annual Reports
on Form
20-F for the
year
ended 31 December 2025. UBS is not under
any obligation to (and expressly disclaims any obligation
to) update or alter its forward-looking statements, whether
as a result of new information, future events, or otherwise.
© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:
/s/ David Kelly
_
Name:
David Kelly
Title:
Managing Director
By:
/s/ Ella Copetti-Campi
_
Name:
Ella Copetti-Campi
Title:
Executive Director
UBS AG
By:
/s/ David Kelly
_
Name:
David Kelly
Title:
Managing Director
By:
/s/ Ella Copetti-Campi
_
Name:
Ella Copetti-Campi
Title:
Executive Director
Date:
April 30, 2026